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                                                              Exhibit (a)(1)(xv)


                                                                    NEWS RELEASE

                                    Media Contacts          Investor Relations
                                    --------------          ------------------
                                    Sabre:                  Sabre:
                                    Michael Berman          Karen Fugate
                                    682-605-2397            682-605-2343

                                    Travelocity:            Travelocity:
                                    Judy Haveson            David Carpenter
                                    VOLLMER                 Travelocity.com
                                    212-554-7425            817-785-8237



SABRE INCREASES OFFER FOR TRAVELOCITY.COM SHARES TO $28 PER SHARE

TRAVELOCITY SPECIAL COMMITTEE RECOMMENDS SHAREHOLDERS ACCEPT SABRE OFFER

FORT WORTH, Texas, March 18, 2002 -- Sabre Holdings Corporation (NYSE: TSG) and Travelocity.com Inc. (Nasdaq: TVLY) today announced that Sabre has increased its tender offer price for Travelocity's publicly-held shares from $23.00 per share to $28.00 per share.

The price per share represents a 45.8 percent premium over the stock's closing price on February 15, 2002, the last trading day prior to Sabre's announcement of its intention to commence a tender offer, a 21.7 percent premium over Sabre's original $23 offer price, a 25.5 percent premium above Travelocity's February 15th trailing 30-day average closing price of $22.31, and a 15.2 percent premium from Travelocity's February 15th trailing 60-day average closing price of $24.30.

The Travelocity Special Committee, comprised of independent, outside directors, upon receiving a fairness opinion from its financial advisors, Salomon Smith Barney, has determined that the price per share is adequate. Based on that determination, Travelocity's Board has recommended that stockholders accept Sabre's amended tender offer and tender their shares. In voting, both directors on the Special Committee voted in favor, one director voted against, and six directors abstained. Travelocity intends to file today a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission in support of the revised tender offer.

Sabre has also entered into an agreement in principle with plaintiffs to settle all pending shareholder litigation, subject to court approval.

Sabre currently owns approximately 70 percent of the outstanding common stock of Travelocity on an as-converted basis, and is seeking to acquire all of the outstanding publicly-held common shares of Travelocity that it does not own. The offer is conditioned on the tender of a number of shares sufficient to bring Sabre's ownership interest in Travelocity common stock to at least 90 percent on an as-converted basis.


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Following completion of the tender offer, any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same revised $28.00 per share cash price.

The originally scheduled expiration date of the offer, April 5, has not been changed.

ABOUT SABRE

Sabre is the leading provider of technology, distribution and marketing services for the travel industry. Headquartered in Southlake, located in the Dallas-Fort Worth Metroplex, the company has approximately 5,500 employees in 45 countries. Sabre reported 2001 revenues of $2.1 billion. Sabre maintains an ownership interest of approximately 70 percent in Travelocity.com (Nasdaq: TVLY), the most popular travel site on the web; and it owns GetThere, the world's leading provider of Web-based travel reservation systems for corporations and travel suppliers. Sabre is an S&P 500 company, traded on the New York Stock Exchange (NYSE: TSG). More information on Sabre is available on the World Wide Web at http://www.sabre.com.

ABOUT TRAVELOCITY.COM

Travelocity.com (Nasdaq: TVLY), a database-driven travel marketing and transaction company, provides Internet and wireless reservations information for more than 700 airlines, more than 55,000 hotels and more than 50 car rental companies. In addition, Travelocity.com offers more than 6,500 vacation packages, tour and cruise departures and a vast database of destination and interest information. Travelocity.com employs more than 1,000 customer service professionals, has sold more than 20 million airline tickets and has registered more than 32 million members.

NOTICE FOR TRAVELOCITY STOCKHOLDERS AND INTERESTED PARTIES

This news release is for informational purposes only. It does not constitute an offer to purchase shares of Travelocity or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). Investors, Travelocity stockholders, and other interested parties are urged to read the tender offer documents that have been and will be filed with the SEC by Sabre, and the solicitation/recommendation statement that will be filed with the SEC by Travelocity. Those documents will contain important information and stockholders of Travelocity are advised to carefully read those documents (when they become available) before making any decision with respect to the tender offer.

Travelocity stockholders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by Travelocity or Sabre at the SEC's web site at www.sec.gov, or by contacting Sabre Investor Relations at 3150 Sabre Drive, Southlake, Texas 76092, or by logging on at www.sabre.com/investor, or by contacting Travelocity Investor Relations at 15100 Trinity Blvd. Fort Worth, TX 76155 or by logging on at http://www.travelocity.com.


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CAUTIONARY NOTICE

Statements in this release which are not purely historical facts, including statements about completing the tender offer or the merger, or other statements about anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are based upon information available to Sabre and Travelocity on the date this release was issued. Sabre and Travelocity undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks or uncertainties related to: risks of the described transaction not being completed and competition from established and emerging travel distribution channels. Sabre and Travelocity may not succeed in addressing these and other risks. Further information regarding factors that could affect Sabre's financial and other results can be found in the risk factors section of Sabre's most recent filing on Form 10-K with the Securities and Exchange Commission. Further information regarding factors that could affect Travelocity's financial and other results can be found in the risk factors section of Travelocity's most recent filing on Form 10-Q with the Securities and Exchange Commission.